

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2022

Paul Edgecliffe-Johnson
Chief Financial Officer
InterContinental Hotels Group PLC
Broadwater Park
Denham, Buckinghamshire UB9 5HR

> **Re: InterContinental Hotels Group PLC**
> **Form 20-F for fiscal year ended December 31, 2021**
> **Filed March 3, 2022**
> **File No. 001-10409**

Dear Mr. Edgecliffe-Johnson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for fiscal year ended December 31, 2021

Strategic Report
Group Cash Flow Summary, page 58

1. We note the non-IFRS financial measures of Adjusted EBITDA and Adjusted Free Cash Flow as part of your group cash flow summary appear to be intended as liquidity measures, yet appear to comingle performance and liquidity measures given the reconciliation commences with Operating profit from reportable segments. If your intention is to present liquidity-based measures, please reconcile such measures from the most directly comparable measure of Cash flow from operations calculated in accordance with IFRS as issued by the IASB.

Performance, page 62

2. It appears that your presentation of Total Gross Revenue in IHG's System is akin to a billings metric for total sales generated across the IHG Group portfolio, given that you

disclose it is not revenue wholly attributable to IHG as it is mainly derived from hotels owned by third parties. Please tell us how you considered Item 10(e) of Regulation S-K, as well as the Commission's Guidance on Management's Discussion and Analysis of Financial Condition and Results of Operations within Release No. 33-10751 in regards to your Total gross revenue amount, and consider renaming your measure to a billings or similarly titled amount so as not to be confused with revenue you record. Further, we note that elsewhere in the filing you refer to "a reconciliation of total gross revenue to owned, leased and managed revenue as recorded in the Group Financial Statements [that] can be found on page 60." The table on page 60 is not a reconciliation, but rather a disaggregation of the components of Total gross revenue. Please advise.

Additional Information
Adjusted EBITDA Reconciliation, page 223

3.   We note your Adjusted EBITDA reconciliation begins with Operating profit/(loss). Please revise to reconcile this non-IFRS financial measure to the most directly comparable measure calculated in accordance with IFRS as issued by the IASB, which would be Profit/(loss) for the year from continuing operations. Refer to Question 103.02 of the Division's Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Mark Rakip at (202) 551-3573 or Kristina Marrone at (202) 551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction